

August 28, 2009

Mr. Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road #1199
Dallas, TX 75240

> **Re:** **Toreador Resources Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009, as amended April 16, 2009**
> **Definitive Proxy**
> **Filed April 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 7, 2009**
> **File No. 1-34216**

Dear Mr. McKenzie:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources, page 43

1.   Please disclose the impact on your financial condition if you are unable to meet your obligations with respect to the convertible senior notes due October 1, 2025.

Quantitative and Qualitative Disclosures About Market Risk, page 59

Foreign Currency Exchange Rates, page 59

2.   We note your disclosure regarding your market risk that is related to potential
        changes in the exchange rate between the Euro and the U.S. dollar. It also
        appears that you are subject to market risk related to potential changes in the
        exchange rate between the Hungarian forint and the U.S. dollar. Please provide
        the disclosure required by Item 305 of Regulation S-K with respect to such risk.

Definitive Proxy

        Please confirm in writing that you will comply with the following comment in all
future filings. Provide us with an example of the disclosure you intend to use. Please
understand that after our review of your response, we may raise additional comments.

2008 Compensation, page 15

3.   We note that you looked to several public surveys to benchmark compensation.
        Please explain why you chose not to compare all your executives against the same
        benchmarks and how you determined which surveys were appropriate for each
        executive.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 31

4.   We note that you have eliminated several positions in your accounting and
        finance department. Please describe for us the "compensating controls" currently
        in effect. This comment also applies to your quarterly report on Form 10-Q for
        the quarter ended June 30, 2009.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplemental Oil and Natural Gas Reserves and Standardized Measure Information, page
F-38

5.   We note that you have attributed total proved and proved developed natural gas
        reserves of 950 MMCF to properties located in France. However, it appears there
        has been no production of those reserves since they were first claimed in 2006.
        Please explain why you believe these qualify as proved reserves, including your

reasons for calling them proved developed reserves since 2006, based on the definitions set forth in Rule 4-10(a) of Regulation S-X. Please also explain to us why there has been no production of these proved developed reserves and describe any plans you have to commence production.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director